UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

__________

SCHEDULE 13D

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Committed Capital Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

20261V 103

(CUSIP Number)

Philip Wagenheim

c/o Broadband Capital Management LLC

712 Fifth Avenue, 22nd Floor

New York, New York 10019

(212) 277-5301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20261V 103	Schedule 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Philip Wagenheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b ) ☐ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,436,113 shares[1]
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,436,113 shares[1]
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,113 shares[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%[2]
14	TYPE OF REPORTING PERSON IN

1 Consists of 1,436,113 shares of common stock of Committed Capital Acquisition Corporation (referred to herein as the “Issuer”) held by the Reporting Person. Includes 967,435 shares of common stock of the Issuer held by Committed Capital Holdings LLC, a company in which Mr. Wagenheim serves as the managing member. As the managing member, Mr. Wagenheim exercises sole voting and dispositive power of the 967,435 shares of common stock beneficially owned by Committed Capital Holdings LLC. As such, Mr. Wagenheim can be deemed to be the beneficial owner of all such shares. Other than the shares of common stock to which Mr. Wagenheim has an indirect pecuniary interest, Mr. Wagenheim disclaims beneficial ownership over the shares of common stock beneficially owned by Committed Capital Holdings LLC.

2 The percentage ownership was calculated based on 24,946,739 shares of common stock reported by the Issuer to be issued and outstanding as of November 14, 2013 in the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 15, 2013.

CUSIP No. 20261V 103	Schedule 13D	Page 3 of 5 Pages

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 2, all other provisions of the Schedule 13D filed by the Reporting Person on July 13, 2007, as amended by Amendment No. 1 filed by the Reporting Person on November 1, 2011 (as amended, collectively, the "Original Schedule 13D") remain in full force and effect. The Original Schedule 13D together with this Amendment No. 2 is referred to herein as the "Schedule 13D." Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Committed Capital Acquisition Corporation, whose principal executive offices are located at 411 W. 14th Street, 2nd Floor, New York, New York 10014 (the "Issuer").

Item 4. Purpose of Transaction.

The information provided or incorporated by reference in Item 5 is hereby incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer.

This Amendment No. 2 amends and restates Item 5 of the Schedule 13D as set forth below:

(a)     The Reporting Person beneficially owns 1,436,113 shares of Common Stock of the Issuer.3 Such shares represent beneficial ownership of 5.8% of the issued and outstanding shares of Common Stock of the Issuer, based on 24,946,739 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 14, 2013 in the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 15, 2013.

(b)     The Reporting Person has the sole right to vote or dispose, or direct the voting or disposition of, all of the 1,436,113 shares of Common Stock beneficially owned by the Reporting Person.

(c)     On October 16, 2013 (the “Effective Time”) and simultaneously with the Merger (as defined below), Committed Capital Acquisition Corporation (the “Issuer”) completed a private placement of 3,131,339 shares of Common Stock at a purchase price of $5.00 per share to purchasers that include some of the Issuer’s existing shareholders (collectively, the “Investors”), realizing gross proceeds of $15,656,695 (the “October 2013 Private Placement”).

In connection with the October 2013 Private Placement, the Issuer also entered into a registration rights agreement with the Investors, in which the Issuer agreed to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register the shares sold in the October 2013 Private Placement for resale within 30 calendar days of the Closing Date (as defined below), and to have the Registration Statement declared effective within 90 calendar days of the Closing Date or within 120 calendar days of the Closing Date if the SEC conducts a full review of the Registration Statement.

The Reporting Person purchased 42,612 shares of Common Stock for an aggregate purchase price of $213,060 in the October 2013 Private Placement. In addition, Committed Capital Holdings LLC, a company which the Reporting Person serves as managing member, purchased 87,949 shares of Common Stock for an aggregate purchase price of $439,745 in the October 2013 Private Placement.

Also on October 16, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) among the Issuer, CCAC Acquisition Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Merger Sub”), The ONE Group, LLC (“One Group”) and Samuel Goldfinger, as One Group Representative. One Group is a Delaware limited liability company that, through itself and several subsidiary entities, develops and operates upscale, high-energy restaurants and lounges and provides turn-key food and beverage services for hospitality venues including boutique hotels, casinos and other high-end locations in the United States and the United Kingdom. Pursuant to the Merger Agreement and upon the filing of a certificate of merger with the Secretary of State of the State of Delaware, on October 16, 2013 (the “Closing Date”), Merger Sub was merged with and into One Group, with One Group being the surviving entity and thereby becoming a wholly owned subsidiary of the Company (the “Merger”).

3 See Footnote 1.

CUSIP No. 20261V 103	Schedule 13D	Page 4 of 5 Pages

On the Closing Date, there was a change in the Issuer’s board of directors and executive officers. The Reporting Person, who served as the Issuer’s Secretary and director, and Michael Rapp, who served as the Issuer’s Chairman and President, resigned from all of their executive officer positions effective immediately, and after appointing Jonathan Segal and Nicholas Giannuzzi to serve as Class III and II members, respectively, of the board of directors, the Reporting Person, Michael Rapp and Jason Eiswerth each tendered his resignation as a director, with the resignation of Mr. Eiswerth to be effective immediately and the resignations of the Reporting Person and Mr. Rapp to be effective on the tenth day following the filing of an Information Statement on Schedule 14F-1 with the SEC (the “14F Effective Date”).

On November 14, 2013, Jason Eiswerth resigned as the managing member of Committed Capital Holdings LLC. Also on November 14, 2013, the Reporting Person was appointed by the members of Committed Capital Holdings LLC to serve as managing member (the “Appointment”). The Reporting Person, as managing member, exercises sole voting and dispositive power of the 967,435 shares of common stock beneficially owned by Committed Capital Holdings LLC. As such, the Reporting Person may be deemed to be the beneficial owner of all such shares. Other than the shares of common stock to which the Reporting Person has an indirect pecuniary interest, the Reporting Person disclaims beneficial ownership over the shares of common stock beneficially owned by Committed Capital Holdings LLC.

Following the completion of the Merger, the October 2013 Private Placement and the Appointment, the Reporting Person beneficially owns 5.8% of the Common Stock of the Issuer.

(d)  Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 5 is hereby incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Form of Securities Purchase Agreement by and between the Registrant and the purchasers listed on the signature page thereto (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 16, 2013).

Exhibit 2	Form of Registration Rights Agreement by and between the Registrant and the stockholders listed on the signature page thereto (incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 16, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2013	By:	/s/ Philip Wagenheim
Philip Wagenheim